Exhibit 4.13

Principles of Cooperation

Between Matrix IT Ltd. (“Matrix”) and BluePhoenix Solutions Ltd. (“BluePhoenix”), dated August 8, 2006.

A.	Allocation of Human Resources

1.	The parties hereto, BluePhoenix and Matrix (the “Companies”) shall order, from time to time, services from each other. Each party shall provide the services ordered by the other party, as aforesaid, performed by such party’s employees, all under the terms set forth herein.

2.	The parties shall execute a purchase order for each employee to provide services as aforementioned, and each purchase order shall include the following terms: term of services, availability of the employee, terms of payment and rates.

3.	Each party may terminate the services provided by the other party’s employee by a two weeks advance notice.

4.	As long as an employee is employed by a party or a related company thereof, such party may not transfer an employee providing services hereunder from its assignment for the other party.

5.	A Party’s employee performing services hereunder for the other party may be recruited by the other party purchasing such services, after a period of provision of services of no less than 12 months.

6.	A party shall remain employer of its employee performing services hereunder for the other party during the entire term of provision of services hereunder, and shall remain liable for all such employee’s rights.

7.	Fees shall be paid against an invoice, 60 days following the end of the month in which the invoice was issued. Payments shall be made in NIS, unless otherwise agreed by both parties. Daily rates for each employee are set froth in Exhibit A attached hereto. For services rendered abroad, the daily rate shall be in the range of $280 to $365 (and approximately 50% for a day flight). The specific rate and terms for each employee shall be agreed upon by the parties in the respective purchase order executed by the parties.

B.	Cooperation in performing projects

The agreed upon principles for cooperation in the sale process and performance of projects for prospects of either party (the “Customers”) for performance of conversion projects (the “Projects”) are as follows:

1.	A party wishes to cooperate with the other party will provide the other party the required information related to performing the project in hand.

2.	The project shall be performed and managed by the party assigned as the prime contractor. The prime contractor may assign to the other party, acting as a subcontractor, parts of the project which were examined and found to be fitted to the scope of the agreement, providing that the subcontractor posses the technological knowledge for performing the relevant components in projects of this type.

3.	A proposal to the Customer shall be submitted by the prime contractor. The subcontractor shall sign a back-to-back agreement to the agreement between the prime contractor and the Customer with respect to the components to be performed by the subcontractor, subject to the subcontractor’s examination of, and consent to, the terms of the agreement and changes thereto. Each party shall perform its obligations towards the Customer and shall act for completing the project phases on their due dates and shall refrain from acts or omissions which shall cause the Customer to withhold payments. Parts of the main agreement between the prime contractor and the customer, which are relevant to the subcontractor’s components, shall be provided to the subcontractor and shall be subject to its prior approval.

4.	The subcontractor shall provide the prime contractor, in advance, a quote for its components of the Project. At the prime contractor’s election, the subcontractor’s proposal shall be incorporated in the proposal submitted by the prime contractor or shall be submitted as part of a joint proposal submitted to the Customer by both parties.

5.	In the event that it is agreed by the parties with respect to a certain Project that a party shall provide services to the other party on a time and material basis, the rates shall be as set froth in Exhibit A attached hereto.

6.	Consideration. The prime contractor’s margins for the components performed by the subcontractor shall not be greater than 15% of the prices charged by the subcontractor. Payments shall be made proportionately to the payments actually collected from the Customer for such components. Prime contractor shall provide the subcontractor information related to invoices issued to the Customer and payments made by the Customer. The prime contractor shall act for the purpose of collecting payment from the Customer and shall endeavor to collect any payment due to it as prime contractor when it becomes due. Prime contractor shall pay subcontractor 3 business days after collection of the respective payment from the Customer. Notwithstanding the foregoing, in the event that Customer does not remit payment because of an act or omission of the prime contractor, the prime contractor shall be held responsible for payment to the subcontractor. Notwithstanding the foregoing, in the event that the subcontractor’s components are less than 50% of the whole Project, the prime contractor shall not be bound by the restrictions mentioned above with respect to maximum margins charged by it.

7.	The parties shall execute a mutual non disclosure agreement.

8.	It is hereby clarified that consent for a specific cooperation between the parties shall be subject to a specific mutual agreement of both parties, reduced to writing and signed by them with respect to each Project/Customer.

9.	Immediately after the prime contractor discloses to the subcontractor the identity of a Customer for purpose of cooperation under this agreement, the following terms shall apply: each of BluePhoenix and Matrix undertakes that they will not approach the Customer, independently or together with a third party, in connection with the Project. However, if a party or a controlled subsidiary thereof, has an earlier business relation with such Customer, such party shall not be subject to this Agreement, and the parties shall renegotiate terms of agreement between them.

10.	As long as a Project was not awarded to the prime contractor, this agreement shall remain in force for a period of 3 months from the date of signing a specific agreement by the parties in connection with such Project, unless such term was extended by the parties.

The parties hereof hereby agree to the principles of cooperation set forth herein:

—————————————— BluePhoenix Solutions Ltd.	—————————————— Matrix IT Ltd.